High Flyers

A licensed cannabis microbusiness, and home delivery service.



Topics

- Project/Vision
- The Plan
- The Team
- Investments
- Revenue Forecast
- Market Today

- Market Trends
- Customers/Competitors
- SWOT Analysis
- Advertising Strategy
- Marketing Plan
- Revenue Generation Mode

Project/Vision



Our Goals:

The creation of a compact, top-quality, micro-business and home delivery service at a reasonable initial investment cost.



Our Vision:

To achieve success through the relentless pursuit of quality and cost management.



Our Mission:

To grow and create some of the finest marijuana and marijuana products in New England.

Start-up

The team have identified a suitable location at 34 N Maple Street, Florence, MA . This building offers sufficient suitable space for a compact cultivation and delivery facility. This ideal space will allow us to rapidly fit-out and equip our facility in the shortest time and at the lowest cost. This will allow us to rapidly and aggressively achieve the "race to revenue" by ensuring early attainment of our cultivation objectives and carefully managing costs. 30% of the company is offered in exchange for the $1M of investment capital needed to complete this phase.

Greg Long - Partner

A well-tested master grower capable of designing, operating and managing a variety of cultivation technologies and methodologies to reliably achieve medium-scale cannabis harvests of exceptional quality, and yield. Greg's extensive experience includes both free-market and permitted grows in Maine, Western Massachusetts and elsewhere. He has successfully operated and co-managed a 100,000 sf mixed-light grow. Greg has experience with sales, and manufacturing.

Samantha Britt - Principal

A serial, free market entrepreneur with a proven track-record of success. Sam is an experienced manager capable of producing and distributing high quality cannabis and cannabis product to enthusiastic followers. Her reputation follows any brand associated with her. Sam will drive and manage day-to-day business operations while working closely with Greg to achieve their shared love of quality marijuana.

Investments

Construction and Fit-Out	$373,000
Cultivation Equipment	$358,733
Delivery vehicles	$50,000
Permits, Licenses, and Applications	$21,125
Working Capital	$297,122
Total	**$1,100,000**

Start-up phase - Month 1

$1,100,000

INVESTMENT NEEDED

Revenue Forecast

Gross Revenues   EBIT



	EBIT	Gross Revenues
Year 1	$0.0M	$1.1M
Year 2	$1.15M	$4.0M
Year 3	$1.18M	$4.2M
Year 4	$1.2M	$4.3M
Year 5	$1.25M	$4.4M

The Explosive Growth of Legal Adult Use and Medical Marijuana Markets



Compound Annual Growth Rate: **31%**

$ Billions

- 2014: $4.6 BN
- 2015: $5.7 BN
- 2016: $7.1 BN
- 2017: $8.5 BN
- 2018: $12.5 BN
- 2019: $18.2 BN
- 2020: $22.8 BN

Total Adult Use Sales
Total Medical Sales

Market Trends



53%
in 2021

Recreational cannabis sales have accounted for more than half (53%) of the overall cannabis market in 2021.

$22.8
Billion

In 2021 the legal cannabis market saw a whopping $22.8 billion in total annual sales.

Customers:

Main customers are Retail consumers served directly by our home delivery service. Secondary customers are in the wholesale market.



Competitors:

Direct competitors include cannabis cultivators, retailers and home delivery services.



Home Delivery:

Home delivery licenses are limited to social equity licensees during the first three years. Retailers are rushing to create alliances.



Microbusiness:

The microbusiness license is designed to facilitate market entry for smaller and more agile entrepreneurs



SWOT Analysis

S

STRENGTHS

- A compact cannabis facility in the heart of a cannabis friendly city.
- Indoor cultivation facility allows for the cultivation of higher cannabis grades.
- Low commercial electricity rates.
- Direct service to consumer

W

WEAKNESSES

- Product liability/legal issues.
- Enhanced risk of banking/ financial/ IRS scrutiny
- Crop loss possibility due to pest/ environmentals/ human error.
- Difficulties finding employees.

O

OPPORTUNITIES

- High growth industry
- Trend toward greater cannabis legalization.
- Emerging national market including recreational use.
- Global market

T

THREATS

- A significant drop in wholesale or retail pricing
- Change in policies surrounding enforcement of federal law.
- Changes in state law.
- Indicators of a slowed global economy.

Advertising Strategy

Three most effective strategies for legal marijuana companies are:

- Direct Marketing and industry and other events.
- Building communities around cannabis-related concerns such as health and wellness.
- Aggregating online cannabis publishers which don't raise any legal concerns



Website with detailed information

- SEO Optimization to achieve and maintain ranking on Google and Bing.
- Alternative online advertising options including mantis, 420 Network, 420 Click, Women Grow, Cannabrand.
- Adwords, testing keywords to find those best suited to Google's algorithm.



Marketing Plan



Business Events and Conferences.



.Business and Industry Associations



Advertising and articles in related magazines including Dope, Cannabis Now, 420 Magazine, Marijuana Venture, MG Magazine.



Mass Mailing using MailChimp or other services, noteworthy monthly newsletter.

Revenue Generation Model



Limited Cultivation
Flower Power

- Verification of methodology
- Cost Management
- Race to revenue



Rapid Expansion
Achieving Potential

- Complete build-out
- Proven technology
- CCC approved
- Energy compliant



Client Fulfillment
Customer Service

- Client Fulfillment Processes
- Service Diversification
- Product Diversification